SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share

(Title of Class of Securities)

26853A100

(CUSIP Number)

Michael W. Andrew

600 Corporate Park Drive

St. Louis, MO 63105

314-512-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Andrew C. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[1] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[1]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[2]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated by the Issuer in the Issuer’s proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, as of October 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jo Ann T. Kindle
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[3] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[3]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[4]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated by the Issuer in the Issuer’s proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, as of October 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Christine B. Taylor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[5] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[5]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[6]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated by the Issuer in the Issuer’s proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, as of October 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Carolyn Kindle Betz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[7] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[7] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[7] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[7]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[8]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated by the Issuer in the Issuer’s proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, as of October 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

CUSIP No. 26853A100

1.	NAMES OF REPORTING PERSONS: Jack Taylor Family Voting Trust U/A/D 4/14/99
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 18,694,003[9] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 18,694,003[9] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 18,694,003[9] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): OO

[9]	Shares are held of record by The Crawford Group, Inc., a Missouri corporation, which is controlled by the Reporting Persons filing this Schedule 13D/A. Consists of 18,694,003 Class B Common Shares beneficially held by the Reporting Persons. Each Class B Common Share is convertible at any time into a Class A Common Share on a share-for-share basis.
[10]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated by the Issuer in the Issuer’s proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, as of October 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2014 by the Reporting Persons with respect to the Class A Common Shares of eHi Car Services Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), beneficially owned by the Reporting Persons, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on June 5, 2015 (the “Schedule 13D”). Except as amended or supplemented by this Amendment No. 2, all other information in the Schedule 13D is as set forth therein.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to the Class A Common Shares of the Issuer. The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

ITEM 2.	IDENTITY AND BACKGROUND

(a) (b)	This Schedule 13D/A is being jointly filed by the following persons: the Jack Taylor Family Voting Trust U/A/D 4/14/99, a trust organized under the laws of the State of Missouri (the “Trust”); and Andrew C. Taylor, Jo Ann T. Kindle, Christine B. Taylor and Carolyn Kindle Betz, as voting trustees under the Jack Taylor Family Voting Trust U/A/D 4/14/99. Collectively, such group is referred to herein as the “Reporting Persons.” The shares covered by this Schedule 13D/A are held of record by The Crawford Group, Inc., a Missouri corporation (“Crawford”), which is controlled by the Reporting Persons. The Reporting Persons entered into a Joint Filing Agreement dated December 1, 2014, a copy of which was filed as Exhibit 99.1 to the Schedule 13D, which is incorporated by reference herein, pursuant to which the Reporting Persons agreed to jointly file the Schedule 13D, and amendments thereto.

The Trust was established by Jack Taylor, the founder of Crawford. The individual Reporting Persons share voting and investment power with respect to the Trust.

The principal address of each of the Reporting Persons is 600 Corporate Park Drive, St. Louis, Missouri 63105.

(c)	All of the individual Reporting Persons are employed by Crawford at its principal place of business, 600 Corporate Park Drive, St. Louis, Missouri 63105, as follows: Andrew C. Taylor, Executive Chairman, Jo Ann T. Kindle, Vice President, Christine B. Taylor, Senior Vice President and Assistant Secretary, and Carolyn Kindle Betz, Assistant Vice President and Assistant Secretary.

(d)-(e)	None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the individual Reporting Persons is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4.	PURPOSE OF TRANSACTION

On November 27, 2017, the Issuer publicly reported that it had received a preliminary non-binding proposal letter, dated November 26, 2017, from Goliath Advisors Limited (“Goliath”), a third party China-based investment fund, in which Goliath proposed to acquire all outstanding Common Shares of the Company for US$1.335 in cash per American Depositary Share (each representing two Class A Common Shares) or US$6.675 in cash per Common Share of the Issuer. On December 11, 2017, the Issuer publicly reported that it had formed a Special Committee comprised of independent directors to evaluate Goliath’s proposal. The Issuer also then disclosed that Goliath’s taking-private proposal was conditional on certain management and existing shareholders of the Issuer participating in the transactions contemplated by the Proposal. The Issuer further disclosed that the Special Committee had not made any decision as to a response to the Proposal and had not set a definitive timetable for completion of its evaluation of the Proposal or any alternative transaction.

In light of the developments described above, Crawford believes that it may receive inquiries from the Special Committee, other principal shareholders of the Issuer and/or third parties regarding its interest in participating a transaction which, if completed, would result in the American Depositary Shares representing Class A Common Shares of the Issuer no longer being traded on the New York Stock Exchange and the registration of such shares with the Securities and Exchange Commission being terminated. If it were to receive any such inquiry, the Reporting Persons may engage in discussions and consider one or more proposals with respect to such a transaction and may take steps in furtherance thereof. However, no assurance can be given that any inquiry or proposal will be received, that if received, the Reporting Persons would pursue it or that any definitive agreement or any transaction relating to a proposal will be entered into or consummated.

Except as set forth above, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Subject to the rights and restrictions described in Item 6 below, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)	Crawford is the record holder of 18,694,003 Class B Common Shares, which represent approximately 20.1% of the outstanding Class A Common Shares.[11] The Class B Common Shares are convertible at any time into Class A Common Shares on a share-for-share basis. The voting and investment power over the shares covered by this Schedule 13D/A is shared by the Reporting Persons.

(c)	None.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Series D Share Purchase Agreement, dated March 26, 2012, among the Issuer and certain of its shareholders, including Crawford, the parties agreed to certain non-compete obligations and agreed to take, or refrain from taking, certain actions that could result in competition with the other party. These obligations terminate upon the occurrence of either (1) Crawford holding less than 5% of the Issuer’s securities or (2) Crawford no longer having any representative, either a director or an observer, on the Issuer’s Board of Directors.

Pursuant to the Third Amended and Restated Investors’ Rights Agreement, dated December 11, 2013, among the Issuer and certain of its shareholders, including Crawford (the “Investors’ Rights Agreement”), the parties to the Investors’ Rights Agreement have certain registration rights, approval rights with respect to transfers of the Issuer’s securities, are subject to transfer restrictions, rights of first refusal, rights of first offer, and certain other specified rights and restrictions with respect to the Issuer’s securities and the other shareholders.

The foregoing descriptions of the Series D Share Purchase Agreement and the Investors’ Rights Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein as Exhibits 99.2 and 99.3, respectively.

[11]	Based on the quotient obtained by dividing: (a) the aggregate number of Class B Common Shares beneficially owned by the Reporting Persons as set forth in Row 8 by (b) the sum of (i) 74,279,018 Class A Common Shares outstanding as of October 31, 2017 as stated by the Issuer in the Issuer’s proxy statement filed by the Issuer as Exhibit 99.2 to a Form 6-K filed with the Securities and Exchange Commission on November 30, 2017 (the “Proxy Statement”) and (ii) the number of Class B Common Shares beneficially owned by the Reporting Persons (i.e., 18,694,003). Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. As set forth in the Proxy Statement, as of October 31, 2017, there were 65,638,557 Class B Common Shares outstanding, including 18,694,003 Class B Common Shares beneficially owned by the Reporting Persons. The percentage reported does not reflect the ten-for-one voting power of the Class B Common Shares because pursuant to Rule 13d-3(d) these shares are treated as converted into Class A Common Shares for the purposes of this Schedule 13D/A.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated December 1, 2014 (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on December 1, 2014)

Exhibit 99.2	Share Purchase Agreement for the Issuance of Series D Preferred Shares dated March 26, 2012 among the Issuer, its shareholders and certain other parties thereto and its amendments (incorporated herein by reference to Exhibit 4.6 to the Form F-1 filed by the Issuer on October 3, 2014)

Exhibit 99.3	Third Amended and Restated Investors’ Rights Agreement dated December 11, 2013 among the Issuer and its shareholders (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed by the Issuer on October 3, 2014)

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2017

JACK TAYLOR FAMILY VOTING TRUST U/A/D 4/14/99

By	/s/ Andrew C. Taylor
Name:	Andrew C. Taylor
Title:	Voting Trustee

By	/s/ Jo Ann T. Kindle
Name:	Jo Ann T. Kindle
Title:	Voting Trustee

By	/s/ Christine B. Taylor
Name:	Christine B. Taylor
Title:	Voting Trustee

By	/s/ Carolyn Kindle Betz
Name:	Carolyn Kindle Betz
Title:	Voting Trustee

ANDREW C. TAYLOR

/s/ Andrew C. Taylor

JO ANN T. KINDLE

/s/ Jo Ann T. Kindle

CHRISTINE B. TAYLOR

/s/ Christine B. Taylor

CAROLYN KINDLE BETZ

/s/ Carolyn Kindle Betz